

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2007

Mr. Dennis G. Feuchuk, Vice-President, Finance and Chief Financial Officer
PrimeWest Energy Trust
150 Sixth Avenue, S.W., Suite 5100
Calgary, Alberta
Canada T2P 3Y7

> **Re: PrimeWest Energy Trust**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 333-13238**
>
> **Response Dated October 31, 2006**

Dear Mr. Feuchuk:

        We have reviewed your Form 40-F for the Fiscal Year Ended December 31, 2005, and response dated October 31, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Note 13. Long-Term Incentive Plan

1.   We note your response to comment 5 of our letter dated September 27, 2006. We further note in Note 13 that you assumed 13% forfeiture rate of your UARs. Please disclose the following:

   - that you issue cash distributions to the holders of UARs upon granting the UARs;

   - how you account for cash distributions to the holders of unvested UARs; and

- how much unit based compensation expense you recorded for cash distributions paid on UARs that do not vest.

In addition, tell us how your accounting policy with regards to cash distributions to the holders of unvested UARs is consistent with the requirements of CICA 3870.51 and paragraph 204 of SFAS 123.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Ryan Milne